UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  January 10, 2011 (January 9, 2011)

57th Street General Acquisition Corp.
(Exact name of registrant as specified in its charter)

Delaware	000-53977	27-1215274
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

590 Madison Avenue, 35th Floor New York, New York	10022
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:  (212) 409-2434

Not Applicable
 (Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Forward Looking Statements
In addition to historical information, this Current Report on Form 8-K may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed transaction include, but are not limited to: statements about the benefits of the proposed transaction involving 57th Street and Crumbs, including future financial and operating results; 57th Street’s and Crumb’s plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the transaction that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed transaction, these factors include, but are not limited to: the risk that more than eighty-eight percent of 57th Street stockholders will validly tender and won’t validly withdraw their shares of common stock pursuant to and prior to the expiration of the tender offer; the risk that governmental and regulatory review of the tender offer documents may delay the transaction or result in the inability of the transaction to be consummated by May 31, 2011 and the length of time necessary to consummate the proposed transaction; changing legislation and regulatory environments; changing interpretations of generally accepted accounting principles; continued compliance with government regulations; the risk that a condition to closing of the transaction may not be satisfied; the risk that the businesses will not be integrated successfully; the risk that the anticipated benefits of the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; a reduction in industry profit margin; the inability to continue the development of the Crumbs brand; the ability to meet the NASDAQ Stock Market listing standards, including having the requisite number of round lot holders or shareholders; a lower return on investment; the inability to manage rapid growth; requirements or changes affecting the business in which Crumbs is engaged; general economic conditions; and the diversion of management time on transaction-related issues. These risks, as well as other risks associated with the transaction, will be more fully discussed in the Schedule TO that will be filed with the SEC in connection with the transaction. Additional risks and uncertainties are identified and discussed in 57th Street’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this Current Report on Form 8-K speak only as of the date of this Current Report on Form 8K. Neither 57th Street nor Crumbs undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this Current Report on Form 8K.

Important Information about the Tender Offer

The planned tender offers described herein for the common stock and warrants of 57th Street have not yet commenced. Each description contained herein is not an offer to buy or the solicitation of an offer to sell securities. The solicitation and the offer to buy 57th Street securities will be made pursuant to an offer to purchase and related materials that 57th Street intends to file with the SEC. At the time the offer is commenced, 57th Street will file a tender offer statement on Schedule TO with the SEC.  The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to all security holders of 57th Street when available. In addition, all of these materials (and all other materials filed by 57th Street with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.  Security holders may also obtain free copies of the documents filed with the SEC by 57th Street by directing a request to: 57th Street General Acquisition Corp., 590 Madison Avenue, 35th Floor, New York, New York 10022.  Security holders of 57th Street are urged to read the tender offer documents and the other relevant materials when they become available before making any investment decision with respect to the tender offer because they will contain important information about the tender offer, the business combination transaction and the parties to the merger.

Item 1.01.        Entry Into a Material Definitive Agreement.

General

On January 9, 2011, 57th Street General Acquisition Corp., a Delaware corporation (“57th Street”), 57th Street Merger Sub LLC, a newly formed Delaware limited liability company and wholly-owned subsidiary of 57th Street (“Merger Sub”), Crumbs Holdings LLC, a Delaware limited liability company (“Crumbs”), all the members of Crumbs (individually a “Member” or collectively the “Members”), and the representatives of Crumbs and the Members, entered into a Business Combination Agreement (the “Agreement”) pursuant to which 57th Street will acquire Crumbs.

Pursuant to the terms of the Agreement, among other things, Merger Sub will merge with and into Crumbs with Crumbs surviving (the “Merger”) as a non-wholly owned subsidiary (the “Surviving Company”) of 57th Street in exchange for consideration in the form of cash, newly issued preferred stock of 57th Street, and newly issued exchangeable units of the Surviving Company, as further described below under the heading “Consideration”.  Concurrently with the Merger, 57th Street will (a) provide its stockholders with the opportunity to redeem their shares of 57th Street common stock (the “Common Stock”) for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account (“Trust Account”) set up to hold the net proceeds of 57th Street’s initial public offering (the “IPO”), less taxes, upon the consummation of the Merger (the “Tender Offer”) and (b) provide holders of its warrants with the opportunity to redeem their warrants for cash upon consummation of the Merger (the “Warrant Tender Offer” and together with the Tender Offer, the “Tender Offers”).  The Merger and Tender Offers are collectively referred to herein as the “Transaction”.

57th Street’s board of directors has approved the Agreement and authorized 57th Street to conduct the Tender Offers as set forth in the Agreement.

The Agreement is described below in greater detail.  This description of the Agreement is qualified in its entirety by reference to the full text of the Agreement which is attached hereto as Exhibit 2.1 and incorporated by reference herein.  You are urged to read the entire Agreement and the other exhibits attached hereto.

Tender Offer

Pursuant to the Agreement, 57th Street will (subject to market conditions) conduct the Tender Offer pursuant to Rule 13e-4 and Regulation 14E (each, as modified, waived or otherwise agreed to with the SEC) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Through the Tender Offer, stockholders of 57th Street will be provided with the opportunity to redeem their shares of Common Stock for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, less taxes, upon the consummation of the Merger.   In addition, the Tender Offer documents to be filed with the SEC and provided to stockholders will contain substantially the same financial and other information about the Merger and the redemption rights as is required under Regulation 14A of the Exchange Act, which regulates the solicitation of proxies.  The obligation of 57th Street to purchase shares of Common Stock validly tendered and not validly withdrawn pursuant to the Tender Offer will be subject to, among others, (i) the condition (the “Maximum Tender Condition”) that no more than a number of shares of the Common Stock equal to eighty-eight percent (88%) of the shares of Common Stock issued in 57th Street’s IPO (the “IPO Shares”) have been validly tendered and not validly withdrawn pursuant to and prior to the expiration of the Tender Offer; (ii) the satisfaction or waiver of certain other covenants made by Crumbs and the Members, and other customary closing conditions.  Furthermore, 57th Street will not be obligated or permitted to purchase shares of Common Stock tendered in the Tender Offer until the SEC has indicated that they have no further comment on the Tender Offer documents filed with the SEC.

Warrant Tender Offer

Pursuant to the Agreement, 57th Street will also (subject to market conditions) conduct the Warrant Tender Offer pursuant to Rule 13e-4 and Regulation 14E (each, as modified, waived or otherwise agreed to with the SEC) of the Exchange Act.  Through the Warrant Tender Offer, warrantholders of 57th Street will be provided with the opportunity to redeem their warrants for cash equal to One Dollar ($1.00) per warrant.  The obligation of 57th Street to accept for payment the warrants validly tendered and not validly withdrawn pursuant to the Warrant Tender Offer shall only occur, subject to compliance with Rule 13e-4 and Regulation 14E of the Exchange Act, simultaneously upon 57th Street’s acceptance of payment for the shares of Common Stock validly tendered and not validly withdrawn in the Tender Offer, and the satisfaction or waiver of each of the conditions attendant to the Tender Offer.  In addition, 57th Street GAC Holdings LLC, an entity owned and controlled by certain officers and directors of 57th Street, has agreed to tender all private placement warrants purchased at the time of 57th Street’s IPO (the “Founder Warrants”).

Consideration

In connection with the Transaction, the Members, in accordance with the terms and conditions of the Agreement, will receive at the effective time of the Merger aggregate consideration consisting of:  (A) Twenty Seven Million Dollars ($27,000,000.00) in cash (the “Cash Consideration”), and (B) Three Million Nine Hundred Thousand (3,900,000) newly issued Class B units of the Surviving Company with such terms and conditions as set forth in the Surviving Company’s operating agreement (the “New Crumbs Class B Exchangeable Units”) and Three Hundred and Ninety Thousand (390,000) shares of Series A voting preferred stock of 57th Street, par value $0.0001 per share, with such terms and conditions as set forth in the certificate of designation of 57th Street (such series the “Parent Series A Voting Preferred Stock” and such shares together with such units of New Crumbs Class B Exchangeable Units, the “Equity Consideration” and, collectively with the Cash Consideration, the “Closing Merger Consideration”).  Each New Crumbs Class B Exchangeable Unit shall be exchangeable, pursuant to the terms of the Agreement, for one share of Common Stock (subject to adjustment pursuant to organic anti-dilution provisions in the Agreement). The Closing Merger Consideration shall be subject to adjustment based upon the actual adjusted net working capital as of the Closing.  The receipt of the Equity Consideration is further subject to the execution of lock up agreements (as set forth below) by the Members.  In addition to the Closing Merger Consideration, the Members will be entitled to receive, to the extent it becomes due and payable in accordance with the terms of the Agreement, up to an aggregate of Four Million Four Hundred Thousand (4,400,000) New Crumbs Class B Exchangeable Units and Four Hundred and Forty Thousand (440,000) shares of Parent Series A Voting Preferred Stock  (the “Contingency Consideration”) upon the 57th Street’s achievement of certain financial targets and stock price targets.  The Contingency Consideration and the Closing Merger Consideration, as adjusted in accordance with the terms of the Agreement, are referred to as the “Merger Consideration”).

The Contingency Consideration is payable pursuant to achievement of certain stock price targets based upon the trading price of the Common Stock of 57th Street (“Stock Targets”) and financial performance (“EBITDA Targets”), or a combination thereof, but will in no event exceed the aggregate amount of consideration issuable thereunder.

With respect to Stock Targets, in the event the Common Stock of 57th Street either (a) trades at or above Fifteen Dollars ($15) for twenty (20) out of thirty (30) consecutive trading days during the calendar year 2011 (the “First Stock Target”), (b) trades at or above Seventeen Dollars and Fifty Cents ($17.50) for twenty (20) out of thirty (30) consecutive trading days during either the calendar year 2011 or 2012 (the “Second Stock Target”), (c) trades at or above Twenty Dollars ($20) for twenty (20) out of thirty (30) consecutive trading days during any calendar year 2011, 2012 or 2013 (the “Third Stock Target”), then the Members will be entitled to Contingency Consideration equal to approximately One Million Four Hundred Sixty Six Thousand and Six Hundred Sixty Six (1,466,666) New Crumbs Class B Exchangeable Units and approximately One Hundred Forty Six Thousand and Six Hundred Sixty Six (146,666) shares of 57th Street Series A Voting Preferred Stock upon satisfaction of each of the First Stock Target, Second Stock Target and/or Third Stock Target.

With respect to EBITDA Targets, to the extent that not all Stock Targets have been achieved, if 57th Street achieves adjusted EBITDA of Seventeen Million Five Hundred Thousand Dollars ($17,500,000) for the twelve (12) months ending December 31, 2013 or adjusted EBITDA of Twenty Five Million Dollars ($25,000,000) for the twelve (12) months ending December 31, then in each case, the Members shall receive Two Million and Two Hundred Thousand (2,200,000) New Crumbs Class B Exchangeable Units and Two Hundred and Twenty Thousand (220,000) shares of Parent Series A Voting Preferred Stock.  Finally, to the extent any portion of the Contingency Consideration has not then been released to the Members, in the event 57th Street achieves Thirty Million Dollars ($30,000,000) in adjusted EBITDA for the twelve (12) months ending December 31, 2015, such remaining portion of Contingency Consideration will be released to the Members.

Pursuant to the terms and conditions of the Agreement, the Contingency Consideration or any remaining portion thereof shall be released to the Members upon a change of control (as defined in the Agreement) of 57th Street or the Surviving Company.

Certificates representing the Contingency Consideration and certain lock-up shares (to be used as recourse for indemnity obligations) (the “Claim Shares”) will be held in escrow and subject to an escrow agreement to be entered into at closing.

Lock-ups and Non-Compete

Each Member has agreed to enter into lock-up agreements with respect to the Equity Consideration received by them, whereby (a) 33.33% of such Equity Consideration (including any securities exchangeable for such Equity Consideration) may not be transferrable until the six-month anniversary of the closing date of the Merger; (b) 33.33% of such Equity Consideration (including any securities exchangeable for such Equity Consideration) may not be transferrable until the nine-month anniversary of the closing date of the Merger and (c) 33.33% of such Equity Consideration (including any securities exchangeable for such Equity Consideration) may not be transferrable until one (1) month after 57th Street’s audited financial statements for fiscal year 2011 shall have been completed, in each case on the terms and conditions set forth in the lock up agreements.  Notwithstanding the foregoing, each Member may transfer such locked up Equity Consideration for estate planning purposes.

In addition, 57th Street GAC Holdings LLC has agreed that 150,000 shares of the Common Stock issued to them prior to 57th Street’s IPO (the “Founders Restricted Stock”), which is currently held in escrow, will continue to be held in escrow as provided in the Escrow Agreement, dated as of May 19, 2010, by and among Continental Stock Transfer & Trust Company and 57th Street GAC Holdings LLC.  Portions of the Founders Restricted Stock will be released to 57th Street GAC Holdings LLC each time a Stock Target or EBITDA Target is achieved or upon a change of control (as defined in the Agreement) of 57th Street or the Surviving Company.

Each Member agrees not to, from the closing date until the later of (i) the 3rd anniversary of the closing date or (ii) 1 year after the termination of such Member's employment with Crumbs or its affiliates, engage in any competing business (as defined in the Agreement) or engage in certain activities in competition with the business (or contemplated business) of Crumbs and its subsidiaries.

Representations and Warranties and Covenants of the Parties

The parties to the Agreement have made to each other representations, warranties and covenants, which are qualified by information in confidential disclosure schedules delivered together with the Agreement. While 57th Street does not believe that these schedules contain information that the securities laws require it to publicly disclose, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations, warranties and covenants set forth in the Agreement.  Accordingly, the representations, warranties and covenants should not be relied on as characterizations of the actual state of facts, since they may be modified by the disclosure schedules.

Additionally, the parties have agreed to a variety of customary covenants and agreements, including with respect to confidentiality, cooperation (including with respect to securities matters and obtaining necessary regulatory approvals for the Transaction) and similar matters. In addition, the parties have agreed that immediately following the closing of the Transaction, the board of directors of 57th Street will consist of five members, of whom a majority will be nominated by Members.  Each of Crumbs and 57th Street have also agreed to continue to operate their respective business in the ordinary course prior to the consummation of the Transaction, subject to specified exceptions and unless the other party agrees otherwise.

Indemnification

The Agreement provides for indemnification of 57th Street, Merger Sub and their affiliates and each of their respective successors and permitted assigns, and their respective officers, directors, employees and agents by the Members for any losses suffered as a consequence of violation, breach or misrepresentation of any representation, warranty or covenant of Crumbs, on a joint and several basis or the Members, on a several and not joint basis.  57th Street is required to indemnify Crumbs, the Members, their respective affiliates, and each of their respective successors and permitted assigns, and their respective officers, directors, employees and agents for any losses suffered as a consequence of violation, breach or misrepresentation of any representation, warranty or covenants of 57th Street or Merger Sub.

No indemnification amounts will be payable unless and until the aggregate amount of all indemnifiable damages otherwise payable exceeds $200,000 and, thereafter, only with respect to amounts in excess of such amount.  Except as it relates to the payment of the Merger Consideration, the maximum amount of indemnifiable damages which may be recovered from either the Members or 57th Street shall not exceed the value of the Claim Shares based on a fixed valuation of $10.00 per share.

Conditions to Closing the Merger

The obligations of the parties to consummate the Merger are subject to various closing conditions, including, among others: (a) the Tender Offer shall have been conducted in accordance with the terms of the Agreement and 57th Street shall have accepted the shares of Common Stock validly tendered and not validly withdrawn pursuant to the Tender Offer and no more than a number of shares of the Common Stock equal to 88% of the IPO Shares are validly tendered and not validly withdrawn prior to the expiration of the Tender Offer; (b) The Warrant Tender Offer is conducted in accordance with the terms of the Agreement and 57th Street accepts the warrants validly tendered and not validly withdrawn pursuant to the Warrant Tender Offer, and 57th Street GAC Holdings LLC tenders all of its Founder Warrants; (c) that the applicable waiting period under any antitrust laws shall have expired, waived or been terminated; (d) that all authorizations or approvals required to be obtained from any governmental authority, and all consents (other than consents related to real property leases)  required from third parties have been obtained or made; (e) the restructuring of certain leases held by Crumb’s affiliates are completed in a manner reasonably satisfactory to the parties; (f) no governmental authority enacts, issues, promulgates, enforces or enters any law or order that is then in effect and has the effect of making the Merger or the other transactions contemplated by the Agreement, or the agreements contemplated by the Agreement, illegal or otherwise preventing or prohibiting consummation of the Merger or the other transactions contemplated by the Agreement; (g) the escrow agreement in connection with the deposit of certificates representing the Contingency Consideration and the Claim Shares is duly executed and delivered by the parties; (h) the certificate of designation for 57th Street’s Series A Voting Preferred Stock is properly filed with and accepted by the Secretary of State for the State of Delaware, and is adopted by 57th Street’s board; and (i) an aggregate of retail stores of Crumbs representing at least 75% of the revenues of Crumbs either shall have obtained consents required in connection with leases for such retail stores and/ or have leases that do not require consent.

The obligations of 57th Street and Merger Sub to consummate the Merger are subject to various additional closing conditions, including, among others: (i) the representations and warranties of Crumbs and the Members are true and correct in all material respects (unless it would not result in a material adverse effect), (ii) the material compliance by Crumbs and the Members with their respective covenants, (iii) receipt of certificates from Crumbs’ officer and secretary certifying the foregoing; (iv) Crumbs has not suffered a material effect; (v) the execution and receipt of ancillary agreements and opinions contemplated by the Agreement; and (vi) Crumbs Inc. files an amendment to its certificate of incorporation changing its name to a name that does not utilize the word “Crumbs”, and the Secretary of State for the State of new York shall have accepted such amendment.

The obligations of Crumbs and the Members to consummate the Merger are subject to various additional closing conditions, including, among others: (i) the representations and warranties of 57th Street and Merger Sub are true and correct in all material respects (unless it would not result in a material adverse effect); (ii) the material compliance by 57th Street and Merger Sub with their respective covenants; (iii) receipt of certificates from 57th Street’s officer and secretary certifying the foregoing; (iv) 57th Street has not suffered a material effect; (v) the execution and receipt of ancillary agreements and opinions contemplated by the Agreement; (vi) 57th Street is in compliance with its Exchange Act reporting requirements; and (vii) the board of directors of 57th Street shall be constituted as set forth in the Agreement.

Termination

The Agreement may be terminated, among other reasons, at any time prior to the earlier of the effective time of the Merger or May 31, 2011, as follows:

•	by mutual written consent of 57th Street and Crumbs;

•
by either 57th Street or Crumbs if (i) the Merger has not been consummated or the closing conditions in the Agreement have not been satisfied by May 31, 2011; (ii) any governmental authority enacts, issues, promulgates, enforces or enters any order or law that has the effect of enjoining or otherwise preventing or prohibiting the Merger; (iii) the 57th Street board approves, adopts or recommends any acquisition proposal, approves, recommends or enter into a letter of intent, agreement in principle or definitive agreement for any acquisition proposal other than the Merger;

•
by 57th Street if (i) prior to the closing there is a material breach of any representation, warranty, covenant or agreement on the part of Crumbs or any Member or any representation or warranty of Crumbs or any Member becomes untrue or inaccurate, which breach or untrue representation or warranty would give rise to the failure of a closing condition, (ii) any of the conditions to closing are unfulfilled by Crumbs or a Member on May 31, 2011; (iii) prior to closing, 57th Street does not accept new disclosure provided by Curmbs in the disclosure schedules; or

•
by Crumbs if (i) prior to the closing there is a material breach of any representation, warranty, covenant or agreement on the part of 57th Street or Merger Sub or any representation or warranty of 57th Street or Merger Sub shall have become untrue or inaccurate, which breach or untrue representation or warranty would give rise to the failure of a closing condition, (ii) any of the conditions to closing are unfulfilled by 57th Street or Merger Sub on May 31, 2011; or (iii) there is a material adjustment to the pro forma working capital set forth in the tender offer documents prior to closing.

If the Agreement is terminated, no party shall have any liability to the other party except for (i) liability for fraud or the willful breach of representation, warranty or covenant prior to termination as specifically set forth therein, (ii) breaches of obligations of confidentiality, and (iii) 57th Street’s obligation to reimburse up to $500,000 of Crumbs’ reasonably legal expenses in the event the Agreement is terminated due to certain events set forth in the Agreement and 57th Street consummates a business combination with another party, and all rights and obligations of the parties pursuant to the Agreement shall cease, except as specifically set forth therein.

Item 8.01. Other Information.

On January 10, 2011, 57th Street and Crumbs issued a joint press release announcing the execution of the Agreement.  A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Attached hereto as Exhibit 99.2 to this Current Report is the form of presentation that 57th Street expects to use in connection with the proposed Merger.  Exhibit 99.2 is incorporated by reference herein.

Attached hereto as Exhibit 99.3 to this Current Report is the script used in 57th Street’s and Crumbs’ management conference call held on January 10, 2011 to discuss the proposed Merger.  Exhibit 99.3 is incorporated by reference herein.

A telephone replay of the conference call will be available shortly after the conference call and can be accessed by dialing 877-870-5176 (confirmation code: 4458421), or for international callers, 858-384-5517 (confirmation code: 4458421).  The replay will be available until January 30, 2011, at 11:59 p.m. EST.

The conference call webcast and an investor presentation with more detailed information regarding the business transaction will be available at www.crumbs.com and www.sec.gov.

Item 9.01.          Financial Statements and Exhibits

(d)      Exhibits.

Exhibit Number	Description

2.1
Business Combination Agreement, dated as of January 9, 2011 by and among 57th Street General Acquisition Corp., 57th Street Merger Sub LLC, Crumbs Holdings LLC, the members of Crumbs Holdings LLC, and the representatives of Crumbs Holdings LLC and its members.

99.1	Joint press release dated January 10, 2011

99.2	Investor presentation in connection with the proposed Merger

99.3	Script of management conference call held January 10, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

January 10, 2011	57th Street General Acquisition Corp.

	By:	/s/ Paul D. Lapping
Name: Paul D. Lapping
Title: Chief Financial Officer

Exhibit Index
Exhibit Number	Description

2.1
Business Combination Agreement, dated as of January 9, 2011 by and among 57th Street General Acquisition Corp., 57th Street Merger Sub LLC, Crumbs Holdings LLC, the members of Crumbs Holdings LLC, and the representatives of Crumbs Holdings LLC and its members.

99.1	Joint press release dated January 10, 2011

99.2	Investor presentation in connection with the proposed Merger

99.3	Script of management conference call held January 10, 2011

*	All schedules for which provision is made in the applicable regulations of the SEC are not required under the related instructions or are not applicable, and, therefore, have been omitted.